UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-35644

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Bellatrix Exploration Ltd.
(Translation of registrant's name into English)

1920, 800 5th Avenue SW
Calgary, Alberta  T2P 3T6
Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto. Exhibits 13.1 and 13.2 to this report, furnished on Form 6-K, shall be incorporated by reference into the Company’s Registration Statement on Form F-10 (File No: 333-225841).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.

Date: August 2, 2018	By:	/s/ Charles R. Kraus
	Name:	Charles R. Kraus
	Title:	Executive Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
13.1	SECOND QUARTER INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018
13.2	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018
99.1	CERTIFICATION OF INTERIM FILINGS - CEO
99.2	CERTIFICATION OF INTERIM FILINGS - CFO